SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
I-FLOW CORPORATION
(Name of Subject Company)
I-FLOW CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
  449520303
(CUSIP Number of Class of Securities)
  James J. Dal Porto
Executive Vice President and Chief Operating Officer
20202 Windrow Drive, Lake Forest, CA 92630
(949) 206-2700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
(949) 451-3800
Attention: Mark W. Shurtleff, Esq.
Terrence R. Allen, Esq.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits

     This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by I-Flow Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 20, 2009. The Schedule 14D-9 relates to the offer (the “Offer”) by Boxer Acquisition, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of October 20, 2009 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
Item 8. Additional Information.
Item 8 is supplemented by adding the following information after the section entitled “Projected Financial Information”:
Expiration of the Offer
          The initial offering period of the Offer expired at 12:00 midnight, New York City time, on November 17, 2009 (i.e., the end of the day on November 17, 2009). The depositary for the Offer (the “Depositary”) has advised Parent that, as of the expiration of the initial offering period, a total of approximately 21,279,272 Shares were validly tendered and not validly withdrawn, representing approximately 87.1% of the Shares outstanding. The Parent has informed the Company that all Shares that were validly tendered and not validly withdrawn during the initial offering period have been accepted for payment.
           The Depositary also advised Parent that it has received commitments to tender approximately 506,582 additional Shares under the guaranteed delivery procedures described in the Offer.
          On November 18, 2009, Parent issued a press release announcing that Purchaser has commenced a Subsequent Offering Period for all remaining untendered Shares pursuant to Rule 14d-11 of the Exchange Act. The Subsequent Offering Period will expire at 5.00 p.m., New York City time, on November 23, 2009, unless extended. Any Shares properly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering stockholders promptly will be paid $12.65 per Share net in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the initial offering period. Pursuant to Rule 14d-7(a)(2) of the Exchange Act, Shares tendered during the Subsequent Offering Period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the Subsequent Offering Period.
          The full text of the press release issued by Parent on November 18, 2009 announcing the results of the initial offering period of the Offer and the commencement of the Subsequent Offering Period is filed as Exhibit (a)(6) hereto and is incorporated herein by reference.
Item 9. Exhibits.
Item 9 is supplemented by adding the following exhibit:

Exhibit	Description
(a)(6) Press Release issued by Kimberly-Clark Corporation on November 18, 2009, incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 5 to the Schedule TO of Kimberly-Clark Corporation and Boxer Acquisition, Inc. filed on November 18, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 18, 2009

I-FLOW CORPORATION
By:	/s/ James R. Talevich
	Name:	James R. Talevich
	Title:	Chief Financial Officer